David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

December 29, 2011

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: Mara Ransom, Assistant Director

Re:  DarkStar Ventures, Inc.
Amendment No.2 to Registration Statement on Form S-1
File No. 333-176969

Dear Ms. Ransom:

DarkStar Ventures, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated December 9, 2011, with reference to Amendment No. 1 to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on November 17, 2011.

 In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

General

1.           In response to comment 1 in our letter dated October 19, 2011 you state, among other things, that your registration statement now provides that all offers and sales will be made at a fixed price. We note, however, that pages 2, 3, 16 and 18 indicate that in the event your stock becomes quoted on the OTCBB, shares will be offered and sold at prevailing market or privately negotiated prices. As stated in our prior comment, you are not eligible to make an at-the-market offering under Rule 415(a)(4). Therefore, please revise your filing to remove any indication that the shares will be offered or sold at market or privately negotiated prices, and clearly state that shares will be offered at the fixed price for the duration of the offering.

Response:  The Amended Registration Statement provides disclosure throughout the prospectus to provide that all offers and sales will be made at the disclosed fixed price of $0.05 per share for the duration of the offering. The Amended Registration Statement has been amended to delete any references to shares being offered and sold at prevailing market or privately negotiated prices. In the registration of the resale of 3,500,000 shares on behalf of its selling shareholders the Company is not conducting a primary at the market offering under Rule 415 of the Securities Act.

2.           Please provide the dealer prospectus delivery obligation disclosure required by Item 502 of Regulation S-K.

Response: The Amended Registration Statement has been revised to include the referenced prospectus delivery obligation as required by Item 502(b) of Regulation S-K.

3.           Given your revisions and response to comment 3 in our letter dated October 19, 2011, please tell us in what ways you "have not commenced planned principal operations."

Response:  The disclosure has been revised in the Amended Registration Statement to delete the statement that the Company has not commenced its planned principal operations.

Prospectus Summary, page 5

Corporate Background, page 5

4.           We reissue, in part, comment 7 in our letter dated October 19, 2011. Please reconcile the description of your business contained in the third paragraph on page 5 with your disclosure in the first paragraph on page 21. In this regard, we note that your disclosure on page 5 states that you "did have any business activity" [sic] during this time period, but your disclosure on page 21 suggests that your business activity, if any, was very limited during this time period. Your disclosure should clearly and consistently convey whether you conducted business activity prior to May 2011, and if so, the specific business activity conducted.

Response:  The referenced disclosure has been revised to provide that prior to May 2011, the date the Company’s website became operational, the Company’s business activities were limited to creating its website and locating companies through which it can offer products.

Dilution, page 16

5.           Please revise your disclosure on page 16 to conform to the concept of dilution set forth in Item 506 of Regulation S-K. In this regard, we note that the definition of dilution you provide on page 16 is inconsistent with Item 506. We also note that your conclusion regarding dilution in the last sentence of this section is stated from the perspective of existing shareholders which is inconsistent with Item 506.

Response: The Amended Registration Statement has been revised to conform to the concept of dilution as set forth in Item 506 of Regulation S-K in accordance with the comment of the Commission.

Security Ownership of Certain Beneficial Owners and Management, page 30

6.           We reissue, in part, comment 18 in our letter dated October 19, 2011. Please correct your description of "investment power" on page 30.

Response:  The Amended Registration Statement has been revised on page 30 to correct the description of “investment power”.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc:           Chizkyau Lapin